SPECIAL MEETING OF SHAREHOLDERS
On February 12, 2009, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.
Proposal 1 To consider and act upon a new investment advisory agreement with Evergreen Investment Management Company, LLC:
Net assets voted For $247,827,523
Net assets voted Against $ 981,865
Net assets voted Abstain $ 2,836,061